FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Management Control Group

Date: May 25, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice Relating to Merger within Kyocera Group

2.	English translation of the announcement of reorganization of Kyocera Corporation (“Rinji-houkokusho”)

May 25, 2018

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Hideo Tanimoto, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Management Control Group (Tel: +81-75-604-3500)

Notice Relating to Merger within Kyocera Group

Kyocera Corporation (the “Company”), at a meeting of its Board of Directors held on May 25, 2018, resolved that the Company will merge with Kyocera Display Corporation (“Kyocera Display”) and Kyocera Optec Co., Ltd. (“Kyocera Optec”), both of which are wholly-owned consolidated subsidiaries of the Company, effective as of October 1, 2018.

Each of the above mergers will constitute a simplified merger and, accordingly, certain otherwise required matters are omitted from disclosure.

1.	Purpose of mergers

Kyocera Display principally engages in the business of development, manufacture and sale of liquid crystal displays, and Kyocera Optec principally engages in the business of development, manufacture and sale of optical components, such as camera modules for industrial and automotive markets respectively. We anticipate that further business opportunities in both businesses will accompany the popularization of IoT (Internet of Things) and ADAS (Advanced Driving Assistant System) and we intend to enhance development of new products and to improve productivity to achieve increased competitiveness.

The objective of these mergers is to expand our business in these growing markets by taking advantage of abundant management resources and sharing manufacturing technologies among the parties, and to further strengthen our business basis. In addition, we will pursue further synergistic effects, e.g., increased product development speed, generation of new business and productivity enhancement, not only for components but also for systems.

2.	Outline of mergers

(1)	Schedule of mergers

Meeting of Board of Directors of Kyocera Display to approve merger agreement:	May 25, 2018
Meeting of Board of Directors of Kyocera Optec to approve merger agreement:	May 25, 2018
Meeting of Board of Directors of the Company to approve merger agreements:	May 25, 2018
Execution of merger agreements:	May 25, 2018

  (Note)   The Company, Kyocera Display and Kyocera Optec will undertake the respective mergers without approval of general shareholders’ meetings pursuant to Article 796, paragraph 2 of the Companies Act (simplified merger) (in the case of the Company) and Article 784, paragraph 1 of the Companies Act (short form merger) (in the case of Kyocera Display and Kyocera Optec).

Effective date of mergers:	October 1, 2018 (Scheduled)
Application for registration of mergers in the commercial register:	October 1, 2018 (Scheduled)

(2)	Method of mergers

In the mergers, the Company will be the surviving company, and Kyocera Display and Kyocera Optec will be the dissolving companies.

(3)	Distributions relating to mergers

Each of the mergers is between a parent company and its wholly-owned subsidiary, and accordingly there will be no distributions of cash, etc. in such mergers.

(4)	Treatment of warrants and bonds with warrants in merger

N/A

(5)	Outlines of parties to the mergers (as of March 31, 2018)

		Surviving Company	Dissolving Companies

1)	Name	Kyocera Corporation	Kyocera Display Corporation	Kyocera Optec Co., Ltd.

2)	Principal Office	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	641-1 Ichimiyake, Yasu-shi, Shiga, Japan	3-1778 Osoki, Ome-shi, Tokyo, Japan

3)	Name and Title of Representative	Hideo Tanimoto President and Director	Masafumi Ikeuchi President and Director	Fuminori Yamagiwa President and Director

4)	Principal Businesses	Industrial & Automotive Components, Semiconductor Components, Electronic Devices, Communications and Life & Environment Group	Development, manufacture and sale of liquid crystal displays	Development, manufacture and sale of optical components

5)	Capital Amount	115,703 million yen	4,075 million yen	240 million yen

6)	Date of Incorporation	April 1, 1959	July 8, 1976	May 4, 1949

7)	Number of Shares Issued and Outstanding	377,618,580 shares (of which 9,910,822 shares are treasury stock)	12,240,000,001 shares (there is no treasury stock)	4,800,000 shares (there is no treasury stock)

8)	Fiscal Year End	March 31	March 31	March 31

9)	Major Shareholders and Their Share Ownership Ratios

•  The Master Trust Bank of Japan, Ltd. (Trust Account) 13.07%

•  Japan Trustee Services Bank, Ltd. (Trust Account) 7.22%

•  State Street Bank and Trust Company 4.48%

•  The Bank of Kyoto, Ltd. 3.93%

•  Kazuo Inamori 2.78%

(Shareholding ratios are calculated after deduction of treasury shares)

			Kyocera Corporation 100%	Kyocera Corporation 100%

(Note) Although Kyocera Display recorded negative net assets as of the end of its most recent fiscal year, it satisfies the requirements under Article 796, Paragraph 3 of the Companies Act.

(6)	Performance and financial condition for most recent fiscal year (year ended March 31, 2018)

			(Millions of Yen)
	Kyocera Corporation	Kyocera Display Corporation	Kyocera Optec Co., Ltd
Total Equity	1,917,101	(18,656)	4,384
Total Assets	2,422,422	29,782	7,261
Total Equity per Share (yen)	5,213.65	(1.52)	913.37
Net Sales	742,066	52,515	9,962
Profit from Operations	(10,705)	(4,632)	903
Recurring Profit	82,901	(3,312)	1,221
Net Income	78,536	(3,318)	885
Net Income per Share (yen)	213.58	(0.27)	184.31

(7)	Company following mergers

There will be no change in the trade name, business, location of headquarters, representative directors, capital amount or fiscal year end of the Company as a result of the mergers.

(8)	Forecasts

Because the mergers are between the Company and its wholly-owned subsidiaries, the mergers will have no impact on the financial forecast of the Company for the fiscal year ending March 31, 2019.

English translation of the announcement of reorganization of Kyocera Corporation

(“Rinji-houkokusho”)

1.	Reason for Filing

To report, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 7-3 of Paragraph 2 of Article 19 of Ordinance of Cabinet Office relating to Disclosure of Corporation, following a resolution of its Meeting of Board of Directors adopted on May 25, 2018, Kyocera Corporation (the “Company”) will merge Kyocera Display Corporation (“KYD”) which is a wholly owned consolidated subsidiary of the Company into the Company, effective as from October 1, 2018.

2.	Matters Reported

(1)	Outline of the company which will be taken over as merger

(A)	Status of Kyocera Display Corporation

Trade Name	Kyocera Display Corporation

Location of Headquarter	641-1 Ichimiyake, Yasu-shi, Shiga, Japan

Name and Title of Representative	Masafumi Ikeuchi, President and Director

Capital Amount	4,075 million yen (as of March 31, 2018)

Total Shareholders’ Equity	(18,656) million yen (as of March 31, 2018)

Total Assets	29,782 million yen (as of March 31, 2018)

Principal Business	Development, manufacture and sale of liquid crystal displays

(B)	Performances for the most recent three fiscal years ended March 31

	(Millions of Yen)
	Fiscal Years Ended March 31,
Kyocera Display Corporation	2016	2017	2018
Net Sales	37,669	39,793	52,515
Loss from Operations	(8,479)	(3,940)	(4,632)
Recurring Loss	(8,039)	(4,085)	(3,312)
Net Loss	(10,033)	(3,861)	(3,318)

(C)	The name of principal shareholder and its shareholding ratio

Kyocera Corporation: 100%

(D)	Relationship with the Company

Capital Relationship:	KYD is a wholly owned consolidated subsidiary of the Company.

Personal Relationship:	A Director and an Audit & Supervisory Board Member of KYD are delegated from the Company. Certain employees of the Company and KYD are dispatched to each other.

Trade Relationship:	KYD rents manufacturing properties and buildings from the Company. The Company purchases the products from KYD and finances as lending for KYD’s capital for operating capital.

1

(2)	Purpose of merger

KYD principally engages in the business of development, manufacture and sale of liquid crystal displays for industrial and automotive markets. The Company and KYD anticipate that further business opportunities in this business will accompany the popularization of IoT (Internet of Things) and ADAS (Advanced Driving Assistant System) and we intend to enhance development of new products and to improve productivity to achieve increased competitiveness.

The objective of this merger is to expand our business in these growing markets by taking advantage of abundant management resources and sharing manufacturing technologies among the parties, and to further strengthen our business basis. In addition, we will pursue further synergistic effects, e.g., increased product development speed, generation of new business and productivity enhancement, not only for components but also for systems.

(3)	Method of merger, distribution relating to merger and other contents of the agreement

(A)	Method of merger

In the merger, the Company will be the surviving company, and KYD will be the dissolving company.

(B)	Distribution relating to merger

The merger is between a parent company and its wholly-owned subsidiary, and accordingly there will be no distribution of cash, etc. in this merger.

(C)	Other contents of the merger agreement

a)	Schedule of merger

Meeting of Board of Directors of KYD to approve merger agreement	May 25, 2018

Meeting of Board of Directors of the Company to approve merger agreement	May 25, 2018

Execution of merger agreements	May 25, 2018

*	The Company and KYD will undertake the respective merger without approval of general shareholders’ meetings pursuant to Article 796, paragraph 2 of the Companies Act of Japan (simplified merger) (in the case of the Company) and Article 784, paragraph 1 of the Companies Act (short form merger) (in the case of KYD).

Effective date of merger	October 1, 2018 (scheduled)

Application for registration of merger in the commercial register	October 1, 2018 (scheduled)

b)	Treatment of warrants and bonds with warrants in merger

Not applicable

(4)	Basis of calculation of allocation ratio related to merger

Not applicable

2

(5)	Status of the succeeding company after this merger

Trade Name	Kyocera Corporation

Location of Headquarter	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Name and Title of Representative	Hideo Tanimoto, President and Director

Capital Amount	115,703 million yen (as of March 31, 2018)

Total Shareholders’ Equity	Not yet determined

Total Assets	Not yet determined

Principal Business	Industrial & Automotive Components Group Semiconductor Components Group Electronic Devices Group Communications Group Life & Environment Group

3